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                             May 3, 2021

       Suying Liu
       Chairman, Chief Executive Officer, and Chief Financial Officer Mountain Crest Acquisition Corp. IV
       311 West 43rd Street
       12th Floor
       New York, NY 10036

                                                        Re: Mountain Crest
Acquisition Corp. IV
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted April 2,
2021
                                                            CIK No. 0001853774

       Dear Dr. Liu :

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       DRS Filed on 4/2/21

       Dilution, page 41

   1.                                                   Please address the
following with respect to your dilution computation:

                                                              Clarify why you
disclose an offering price per share of $9.09 in the computation of dilution when the
unit offering price is $10.00; and
                                                              Disclose how the
shares and rights underlying the private units are included in your pro forma net
tangible book value at March 22, 2021.
 Suying Liu
Mountain Crest Acquisition Corp. IV
May 3, 2021
Page 2
Capitalization, page 42

2. Please tell us how you calculated the common shares issued and outstanding, as adjusted, at March 22, 2021. In addition, revise footnote (4) to clarify that the As Adjusted shares issued and outstanding exclude 519,500 shares of common stock underlying the rights in the public unit and private unit offerings.
Note 4 - Related Party Transactions
Founder Shares, page F-11

3. We note that 1,437,500 insider shares will be placed in escrow, as described in the second paragraph on page 7. Please tell us how you considered the applicability of FASB ASC
       718-10-S99-2 as to whether the escrow share arrangement involving the release of shares to the initial stockholders or insiders has a continued employment criteria that would necessitate the recording of compensation, or if it instead, represents an inducement made to facilitate the proposed public offering in which case the arrangement should be reflected as a reduction of the net proceeds allocated to the newly issued common shares.
General

4. We note that your officers and directors will also serve as officers and directors of
       Mountain Crest Acquisition Corp. III, another blank check company. Please revise throughout your prospectus and the Management section on pages 61 - 65 to disclose the Mountain Crest Acquisition Corp. III offering and any related conflicts of interest.
       You may contact Yolanda Guobadia, Staff Accountant, at 202-551-3562 or
Gus
Rodriguez, Accounting Branch Chief, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy Collins, Staff
Attorney, at 202-551-3176 or Loan Lauren Nguyen, Legal Branch Chief, at 202-551-3642 with any other questions.



                                                             Sincerely,
FirstName LastNameSuying Liu
                                                             Division of
Corporation Finance
Comapany NameMountain Crest Acquisition Corp. IV
                                                             Office of Energy &
Transportation
May 3, 2021 Page 2
cc:       Giovanni Caruso
FirstName LastName